Exhibit 99.2
MEDIWOUND LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 9, 2016
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sharon Malka and Yaron Meyer and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Wednesday, May 11, 2016, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Latham & Watkins LLP, 885 Third Avenue, 12th floor, New York, New York 10022 at 9:30 a.m. (Eastern Daylight Time) on Thursday, June 9, 2016, and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of the Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to Proposals 1 and 2 and this Proxy will be voted FOR such proposals and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposals 3 or 4, the undersigned will be deemed to have abstained from voting on such proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MEDIWOUND LTD.

June 9, 2016

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at - http://ir.mediwound.com/annuals-proxies.cfm

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in envelope. ↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEES FOR DIRECTOR LISTED IN PROPOSAL 1 AND “FOR” EACH OF
PROPOSALS 2, 3 and 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
Directions (Proposals 3 and 4 )
PLEASE BE CERTAIN TO FILL IN THE BOXES FOR ITEMS 3a and 4a OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 3 AND 4 AND ARE NOT A CONTROLLING SHAREHOLDER OF THE COMPANY. IF YOU DO NOT FILL IN THE RELEVANT BOX, YOU WILL BE DEEMED TO BE CONFIRMING THAT YOU HAVE SUCH CONFLICT OF INTEREST AND/OR DEEMED TO BE A CONTROLLING SHAREHOLDER OF THE COMPANY, AND YOUR VOTE ON PROPOSAL 3 AND/OR 4 (BOTH PARTS (i) AND (ii)) WILL NOT BE COUNTED TOWARDS THE SPECIAL MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL UNDER THE COMPANIES LAW.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 3 or Proposal 4, you should not check the corresponding box on Item 3a or 4a and you should not vote on Proposal 3 and/or Proposal 4 via tise proxy card. Instead, you should contact the Company’s general counsel, at +972-77-971-4100 or Fax; +972-77-971-4182, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 3 and/or Proposal 4 (although your vote will not be counted towards the special majority required for approval of that proposal).  If you hold your shares in “street name” (i.e., through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should contact the representative managing your account, who could then contact our general counsel on your behalf.

1. Re-election of the following four incumbent directors:
(a) Aharon Yaari	☐	☐	☐
(b) Ofer Gonen	☐	☐	☐
(c) Meron Mann	☐	☐	☐
(d) Dr. Marian Gorecki	☐	☐	☐
  2. To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board of Directors (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

	☐	☐	☐
3. To approve the 2015 annual bonus of Gal Cohen, the Company’s President and Chief Executive Officer.	☐	☐	☐
3a. The undersigned hereby confirms that (a) he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, 5759-1999 (the “Companies Law”), as described in the Proxy Statement for the Meeting) in the approval of Proposal 3 and (b) he, she or it is not a “controlling shareholder” of the Company under the Companies Law, as described in the Proxy Statement for the Meeting:

☐
4. To approve the extension of the exercise period of certain options to purchase our ordinary shares granted to Gal Cohen, our President and Chief Executive Officer	☐	☐	☐
4a. The undersigned hereby confirms that (a) he, she or it does not have a conflict of interest in the approval of Proposal 4 and (b) he, she or it is not a “controlling shareholder” of the Company:	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.